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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31,2002 Estimated average burden hours per response. . . 14.90
McDATA Corporation

(Name of Issuer)
Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
580031 10 2
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.    580031 10 2

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John F. McDonnell

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
6,580,000*

		6.	Shared Voting Power
-0-

		7.	Sole Dispositive Power
6,580,000*

		8.	Shared Dispositive Power
-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,580,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not applicable

11.	Percent of Class Represented by Amount in Row (9)
19.4%

12.	Type of Reporting Person (See Instructions)
IN

*This number is included solely for the purposes of identifying shares as to which this Schedule 13G relates and is qualified in its entirety by information in this Schedule 13G.

Item 1.

  (a)
  Name of Issuer:

    McDATA Corporation

  (b)
  Address of Issuer's Principal Executive Offices:

    380 Interlocken Boulevard
    Broomfield, Colorado 80027

Item 2.

  (a)
  Name of Person Filing:

    John F. McDonnell in his capacities as an individual stockholder and as the general partner of the McDonnell Family Limited Partnership, L.L.L.P.

  (b)
  Address of Principal Business Offices or, if none, Residence:

    380 Interlocken Boulevard
    Broomfield, Colorado 80027

  (c)
  Citizenship:

    United States of America

  (d)
  Title of Class of Securities:

    Class B Common Stock, Par Value $0.01 Per Share (the "Class B Common Stock")

  (e)
  CUSIP Number:

    580031 10 2

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)
  Amount Beneficially Owned:

  Mr. McDonnell beneficially owns 6,580,000 shares of Class B Commons Stock. Mr. McDonnell owns 5,590,000 shares of Class B Common Stock directly. In addition, as the general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to beneficially own 50,000 shares of Class B Common Stock held by the McDonnell Family Limited Partnership, L.L.L.P. The filing of this Schedule 13G by Mr. McDonnell shall not be construed as an admission that Mr. McDonnell is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any or all of the shares of Class B Common Stock owned by the McDonnell Family Limited Partnership, L.L.L.P. Also included in the number of shares reported as beneficially owned by Mr. McDonnell are options owned by Mr. McDonnell to purchase 940,000 shares of Class B Common Stock, which are exercisable within 60 days of December 31, 2002.

  The number of shares reported as beneficially owned by Mr. McDonnell does not include (i) 3,620,000 shares of Class B Common Stock held by Ms. Patricia McDonnell, and (ii) 1500 shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the "Colorado Uniform Transfers to Minors Act." Mr. McDonnell has no power to vote or direct the vote or dispose or direct the disposition of any shares of Class B Common Stock held by Ms. McDonnell or any shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the "Colorado Uniform Transfers to Minors Act," and Mr. McDonnell expressly disclaims beneficial ownership of all of the shares of Class B Common Stock held by Ms. McDonnell and all of the shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the "Colorado Uniform Transfers to Minors Act." All share ownership numbers and percentages set forth in the Schedule 13G with respect to Mr. McDonnell exclude all of the shares of Class B Common Stock held by Ms. McDonnell and all of the shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the "Colorado Uniform Transfers to Minors Act."

  (b)
  Percent of Class:

  The shares of Class B Common Stock beneficially owned in the aggregate by Mr. McDonnell represent approximately 19.4% of such class. This percentage is based on information obtained from McDATA regarding Class B Common Stock outstanding as of December 31, 2002.

  (c)
  Number of shares as to which such person has:

  (i)
  Sole power to vote or to direct the vote:

    Mr. McDonnell has the sole power to vote or to direct the vote of 6,530,000 shares of Class B Common Stock, including 940,000 shares of Class B Common Stock subject to options owned by Mr. McDonnell which are exercisable within 60 days after December 31, 2002. In addition, as general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to have the sole power to vote or direct the vote of 50,000 shares of Class B Common Stock.

    (ii)
    Shared power to vote or to direct the vote:

    None.

    (iii)
    Sole power to dispose or to direct the disposition of:

    Mr. McDonnell has the sole power to dispose or direct the disposition of 6,530,000 shares of Class B Common Stock, including 940,000 shares of Class B Common Stock subject to options owned by Mr. McDonnell which are exercisable within 60 days after December 31, 2002. In addition, as general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to have the sole power to dispose or direct the disposition of 50,000 shares of Class B Common Stock.

    (iv)
    Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 11, 2003 Date
/s/ JOHN F. MCDONNELL Signature
John F. McDonnell, individually and as General Partner of the McDonnell Family Limited Partnership, L.L.L.P. Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

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  Item 1.
  Item 2.
  Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
  Item 4. Ownership
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
  Item 8. Identification and Classification of Members of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certification
SIGNATURE